NEWS RELEASE
Contact: Chuck Provini
585.286.9180k
Info@NatcoreSolar.com

Natcore Technology grants options

Rochester, NY — (December 9, 2016) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has granted an aggregate of 1,830,000 stock options to directors, officers, employees and consultants at a price of CDN$0.20 per share for a period of five years. The grant is subject to the approval of regulatory authorities, including the TSX Venture Exchange.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.